UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated February 29, 2016, reporting results for the fourth quarter and year ended December 31, 2015.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-204884), which was declared effective by the Securities and Exchange Commission on June 19, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: March 2, 2016	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD. REPORTS RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2015

Frontline Ltd. (the "Company" or "Frontline"), today reported unaudited results for the year ended December 31, 2015:

Highlights

•	Frontline achieved net income attributable to the Company of $58.6 million for the fourth quarter of 2015 and net income attributable to the Company of $154.6 million for the year ended December 31, 2015.
•	The Company announces a cash dividend of $0.35 per share for the fourth quarter of 2015.
•	On November 30, 2015, Frontline completed the previously announced merger with Frontline 2012 Ltd. ("Frontline 2012").
•	The Company paid a dividend of $0.25 per share in December 2015 (adjusted for a 1-for-5 reverse stock split that was approved in January 2016).
•	The Company signed a new $500 million term loan facility in December 2015, reducing the average daily cash cost breakeven TCE rates per operating vessel by approximately $1,400 per day for 2016.

Robert Hvide Macleod, Chief Executive Officer of Frontline Management AS commented:

"We are very pleased to report yet another strong quarter with net income attributable to the Company of $58.6 million. In the fourth quarter, we completed our merger with Frontline 2012.  This was a transformational event for Frontline as we emerged as a much stronger company with a large, diversified fleet of crude oil and refined product tankers.  We believe that due to Frontline's brand, financial flexibility, and scale, it holds a unique position among its peers.
The average daily time charter equivalents ("TCE") earned by both Frontline and Frontline 2012 in the fourth quarter were strong across all segment classes, as shown below:
($ per day)	Spot and time charter		Spot		Spot guidance	% covered	Estimated average daily BE rates
	Q4 2015	Q3 2015	Q4 2015	Q3 2015	Q1 2016		2016
VLCC	57,700	44,300	62,700	49,600	73,100	88%	22,500
SMAX	38,400	28,400	42,000	30,600	36,700	62%	17,600
LR2	25,500	27,000	37,600	42,700	26,500	72%	15,000
MR	19,300	25,700	19,700	25,700	21,000	63%	13,900

These TCE rates are indicative since they do not conform with the figures in the Company's US GAAP financial statements. The US GAAP figures are based on the results of Frontline 2012 for October and November and those of the merged company for the month of December.

We are off to a very good start thus far in 2016, buoyed by continued strength in the tanker market, and we are pleased with the earnings we have secured thus far in Q1. The market has corrected downwards over the recent weeks, but overall demand for tankers remains high. Our highly competitive cash breakeven rates enable us to achieve higher cash flow generation per day, and makes Frontline robust during downturns in the market, thus enhancing returns to our shareholders."
Merger with Frontline 2012
On November 30, 2015, the Company completed a merger with Frontline 2012. Following the merger, Frontline owns and operates a large diversified fleet of crude oil and product tankers.

As of December 31, 2015, the Company's total fleet consists of 88 vessels, including newbuildings, with an aggregate capacity of approximately 15 million dwt. The Company's operating fleet consists of:

(i)	24 vessels owned by the Company (six VLCCs, eight Suezmax tankers and 10 product tankers);
(ii)	14 vessels that are under capital leases (12 VLCCs and two Suezmax tankers);
(iii)	one VLCC that is recorded as an investment in finance lease;
(iv)	four vessels chartered-in for periods of 12 months including extension options (two VLCCs and two Suezmax tankers);
(v)	nine vessels that are under the Company's commercial management (two Suezmax tankers and seven product/crude oil tankers);
(vi)	seven product tankers that are chartered-in on short term time charters with a remaining duration of less than one year with options to extend;
(vii)	one VLCC where the cost/revenue is split 50/50 with a third party; and
(viii)	28 newbuildings, comprised of six VLCCs, eight Suezmax tankers and 14 LR2s.

While the Company was the legal acquirer in the merger, in accordance with the provisions of ASC 805 Frontline 2012 has been selected as the acquirer for accounting purposes, and the merger has been accounted for as a reverse acquisition. Consequently, the results of the Company for the fourth quarter comprise the results of Frontline 2012 for October and November and those of the merged company for the month of December. The results of the Company for the year ended December 31, 2015 comprise the results of Frontline 2012 for the period from January through November and those of the merged company for the month of December.

The table below shows the combined results of Frontline and Frontline 2012 based on a summary of the results of each company and does not reflect the impact of the merger.

USD mill.	Q4 2015	Q3 2015	Q2 2015	Q1 2015	2015
Income on timecharter basis, 1)	193.9	171.1	180.2	169.0	714.3
Net income from continuing operations	62.7	79.3	96.0	87.4	325.4
1) Net of voyage expences

The Company estimates that average daily total cash cost breakeven TCE rates for the remainder of 2016 will be approximately $22,500, $17,600, $15,000 and $13,900 for its owned and leased VLCCs, Suezmax tankers, LR2 tankers and MR product tankers, respectively. The Company believes these rates are highly competitive.

Fleet Development

In November 2015, the Company agreed with Ship Finance International Limited ("Ship Finance") to terminate the long term charter for the 1998-built Suezmax tanker Mindanao and terminated the charter in December. The Company received a compensation payment of $3.3 million from Ship Finance for the termination of the charter. Following the termination of this charter, the Company has 14 vessels on charter from Ship Finance.

As of December 31, 2015, the Company had entered into the following time charter-out contracts:

(i)	three VLCCs built 1998/1999 at an average rate of $43,000 per day, expiry Q2 2016;
(ii)	two Suezmaxes built 1997/1998 at an average rate of $28,000 per day, expiry Q2/Q3 2016;
(iii)	two Suezmaxes built 2010 at $28,000 per day, 50% of the profit to the Company, expiry Q2 2016;
(iv)	one Suezmax built 2010 at $33,500 per day, expiry Q4 2017;
(v)	two LR2 at an average rate of $25,000 per day, expiry Q1 2016; and
(vi)	three LR2s at an average rate of $27,600, expiry Q1 2018.

In January 2016, the Company entered in to an agreement to charter out one Suezmax tanker for two years. The agreement is index-linked with a base rate of $30,000 per day for the first year and $27,000 per day for the second year with a profit share arrangement.

In January 2016, the Company extended existing time charter agreements on two LR2's for 24 months at $28,000 per day.

In February 2016, the Company entered in to an agreement to charter out a 2001-built VLCC at $46,750 per day for 12 months.

Newbuilding Program

As of December 31, 2015, the Company's newbuilding program comprised 14 LR2s, six VLCCs and eight Suezmax tanker newbuildings to be delivered in the period 2016-2017. The remaining commitments for the Company's 28 newbuilding contracts amounted to $1,454 million.

In January 2016, the Company took delivery of two LR2 tanker newbuildings, the Front Ocelot and the Front Cheetah.

In November 2015, the Company entered into an agreement to purchase two 157,500 dwt Suezmax tanker newbuilding contracts from Golden Ocean Group Limited ("Golden Ocean") at a purchase price of $55.0 million per vessel. The vessels are being built by New Times Shipbuilding Co. Ltd. in China, and have delivery dates in the first half of 2017.

In October 2015, the Company received a refund of $11.9 million from STX Dalian for the sixth and final newbuilding contract that had been cancelled at the yard and recorded a gain of $2.8 million in the fourth quarter.

In October 2015, the Company delivered the eighth, and final, VLGC newbuilding to Avance Gas Holding Ltd. and recorded a gain of $9.7 million in the fourth quarter.

Corporate update

On December 1, 2015, the Board of Directors approved a policy to distribute quarterly dividends to shareholders equal to or close to earnings per share adjusted for non-recurring items. The timing and amount of dividends is at the discretion of the Board of Directors. The Company paid a dividend of $0.25 per share (adjusted for a 1-for-5 reverse stock split) on December 30, 2015.

The Company announces a cash dividend for the fourth quarter of 2015 of $0.35 per share. The record date for the dividend is March 9, 2016.  The ex. dividend date is March 7, 2016 on NYSE and March 8, 2016 on OSE, respectively and the dividend will be paid on or about March 18, 2016.

In December 2015, subsidiaries of the Company signed a new $500 million senior secured term loan facility with a number of banks, which matures in December 2020 and carries an interest rate of LIBOR plus a margin of 190 bps. The proceeds of this new facility were used to refinance four existing bank facilities with an outstanding balance of approximately $378 million in aggregate and to repay outstanding amounts owed to Ship Finance of approximately $113 million. This facility is secured by six VLCCs and six Suezmax tankers. In addition, the margin on the $466.5 million term loan facility, financing 16 product tankers, was reduced to 190 bps. The refinancing and amendments are expected to give a positive cash and net income effect in 2016 alone of approximately $22 million and $7 million, respectively, and have reduced the average daily cash cost breakeven TCE rates on the current operating fleet by approximately $1,400 per vessel per day in 2016.

A resolution was approved at the Company's Special Meeting of Shareholders on January 29, 2016 to effect a capital reorganization, with effect from February 3, 2016, for a 1-for-5 reverse stock split of the Company's ordinary shares and to reduce the Company's authorized share capital from $1,000,000,000 divided into 1,000,000,000 shares of $1.00 par value each to $500,000,000 divided into 500,000,000 shares of $1.00 par value each, of which 156,386,506 shares of $1.00 par value each are in issue and fully paid or credited as fully paid.

156,386,506 ordinary shares were outstanding as of December 31, 2015, and the weighted average number of shares outstanding for the quarter was 130,081,166 (both numbers adjusted for the reverse stock split).

Fourth Quarter and Full Year 2015 Results

On November 30, 2015, the Company completed the merger with Frontline 2012. While the Company was the legal acquirer, in accordance with the provisions of ASC 805, Frontline 2012 has been selected as the acquirer for accounting purposes, and the merger has been accounted for as a reverse acquisition. Consequently, the results of the Company for the fourth quarter comprise the results of Frontline 2012 for October and November and those of the merged company for the month of December. The results of the Company for the year ended December 31, 2015 comprise the results of Frontline 2012 for the period from January through November and those of the merged company for the month of December. The reverse acquisition also requires that all of the Company's assets and liabilities as of November 30, 2015 are recorded at fair value and combined with those of Frontline 2012, which remain at their historic carrying values. In addition, the Company's historical financial statements (in all subsequent financial statements that reflect the reverse acquisition) will be those of Frontline 2012.

The Company generated net income attributable to the Company of $58.6 million in the fourth quarter, this includes a a gain of $12.5 million on the cancellation and sale of newbuilding contracts and an impairment loss of $9.4 million on the shares held in Golden Ocean.  If adding the results of Frontline and Frontline 2012 for the quarter, not adjusting for the impact of the merger, we would get a combined net income of $62.7 million.

Total operating expenses in the fourth quarter were at a similar level to the previous quarter as the increase due to the increase in the fleet size as a result of the merger was offset by a decrease in dry docking costs. No vessels were dry docked in the fourth quarter compared with two vessels in the previous quarter.

The Company generated net income attributable to the Company of $154.6 million in the year ended December 31, 2015 compared with $149.5 million in the year ended December 31, 2014. The net income attributable to the Company in the year ended December 31, 2015 included a gain of $108.9 million on the cancellation and sale of newbuilding contracts and an impairment loss of $10.5 million on the shares held in Golden Ocean. The net income attributable to the Company in the in the year ended December 31, 2014, included a gain of $69.0 million on the cancellation and sale of newbuilding contracts and a gain of $16.9 million on the sale of shares in AGHL.

The net loss from discontinued operations of $131.0 million in the year ended December 31, 2015 includes an impairment loss of $40.6 million relating to Frontline 2012's shareholding in Golden Ocean attributable to the fall in Golden Ocean's share price from March 31, 2015 (the date from which Frontline 2012 de-consolidated Golden Ocean) through June 26, 2015 (the date of Frontline 2012's stock dividend of the Golden Ocean shares).

Strategy and Market Outlook

The tanker market started 2016 with very strong freight rates and then dropped off to levels moderately lower than those seen in the beginning of 2015. Contributing factors include a milder winter and increased refinery maintenance activity. Still, expectations for a recovery in oil prices remain muted, which we expect will continue to support demand. Notably, growth from China continues to be robust as its economy has increasingly become consumer-driven.

With a continued low oil price, there is an increasing likelihood that oil production will begin to decline in the United States, Brazil and the North Sea. These lost volumes will likely be filled by long-haul trade from the Middle East, especially as oil consumption growth continues to rise on the back of lower energy prices, thus increasing ton mile and benefitting the tanker market.  As oil price forecast change, the possibility of an oil price contango may materialize, which would provide an additional benefit to tanker rates as oil is stored offshore on tankers for future delivery. Indeed, the dynamics of the current market are supportive of tanker rates under various scenarios.

The expected newbuilding deliveries are accelerating this year, particularly in the second half of 2016 and into 2017. During the same period the fleet is aging and we find that our customers increasingly prefer ships less than 15 years old. As for ships over 20 years, they are virtually impossible to trade in the spot market, and we expect them to go in to permanent storage contracts or conversion projects. We expect scrapping to be at a very minimum due to the weak scrap prices achievable in the market. To put things in perspective, between today and 2018 about 120 VLCC's are due to be delivered basis the current orderbook. During the same period about 90 VLCC's will turn 20 years.

At the same time, challenging capital markets conditions and a difficult financing environment for ship owners is likely to restrain fleet growth.  There are also a number of second hand tankers for sale. We believe buyers will have a preference for those, rather than ordering forward delivering newbuildings, as they will give immediate earnings. These factors will also keep ship values and hence net asset values under pressure. We are thus currently experiencing a dis-connect between asset values and earnings in the industry. However, assuming continued strength in the industry, which is proven by the robust time charter market, we believe that earnings will continue to be strong to the benefit of our shareholders.

Frontline has a long track record of returning value to shareholders, and we seek to carry on that tradition and maintain a leadership role in market consolidation.

Conference Call and Webcast

On February 29, 2016 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

International Dial-In/UK Local                   +44(0)20 7136 6283
Norway Toll Free                                          800 56053
UK Toll Free                                                  0800 279 4841
 USA Toll Free                                               1877 280 2342
USA Local                                                     +1646 254 3367
 Conference ID                                               4476978

Presentation materials and a webcast of the conference call may be accessed on the Company's website, www.frontline.bm, under the 'Webcast' link.

A replay of the conference call will be available for seven days following the live call. The following numbers may be used to access the telephonic replay:

Replay Access Number                                4476978
International Dial-In/UK Local                   +44 (0)20 3427 0598
Norway Dial-In                                              +47 2100 0498
 USA Local                                                     +1 347 366 9565
Participant information required: Full name & company

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Frontline, Frontline cannot assure you that they will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and Frontline disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
February 28, 2016

Questions should be directed to:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2014 Oct-Dec	2015 Oct-Dec	CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $)	2015 Jan-Dec	2014 Jan-Dec
76,074	154,023	Total operating revenues	458,934	241,826
1,993	12,493	Gain on cancellation and sale of newbuilding contracts	108,923	68,989

28,916	30,461	Voyage expenses and commission	109,706	103,708
11,226	17,858	Ship operating expenses	64,357	49,607
-	13,046	Charter hire expenses	43,387	-
1,041	5,246	Administrative expenses	10,582	4,943
8,413	23,157	Depreciation	52,607	31,845
49,596	89,768	Total operating expenses	280,639	190,103
28,471	76,748	Net operating income	287,218	120,712
10	34	Interest income	47	118
(1,886)	(8,307)	Interest expense	(17,621)	(7,421)
-	-	Gain on sale of shares	-	16,850
2,884	-	Share in results of associated companies	2,727	16,064
-	(9,369)	Impairment loss on shares	(10,507)	-
(12)	161	Foreign currency exchange gain (loss)	134	18
(3,599)	(814)	Mark to market loss on derivatives	(6,782)	(8,779)
(36)	316	Other non-operating items	320	(148)
25,832	58,769	Net income before income taxes and non-controlling interest	255,536	137,414
-	(150)	Income tax expense	(150)	-
25,832	58,619	Net income from continuing operations	255,386	137,414
(149,764)	-	Net loss from discontinued operations	(131,006)	(51,159)
(123,932)	58,619	Net income	124,380	86,255
62,792	(61)	Net loss attributable to non-controlling interest	30,244	63,214
(61,140)	58,558	Net income attributable to the Company	154,624	149,469

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Dec 31 2015	Dec 31 2014
ASSETS
Short term
Cash and cash equivalents	264,524	235,801
Restricted cash	368	35,800
Marketable securities	13,853	-
Other current assets	188,720	82,105
Current assets held for distribution	-	83,202
Long term
Newbuildings	266,233	227,050
Vessels and equipment, net	1,189,198	861,919
Vessels under capital lease, net	694,226	-
Investment in associated companies	-	59,448
Investment in finance lease	40,656	-
Goodwill	225,273	-
Deferred charges	3,186	4,763
Other long-term assets	417	1,678
Long-term assets held for distribution	-	910,002
Total assets	2,886,654	2,501,768

LIABILITIES AND EQUITY
Short term liabilities
Short term debt	57,575	44,052
Current portion of obligations under capital lease	89,798	-
Other current liabilities	94,663	19,176
Sale proceeds received in advance	-	139,200
Current liabilities held for distribution	-	34,779
Long term liabilities
Long term debt	748,881	473,523
Obligations under capital lease	446,553	-
Other long-term liabilities	2,841	-
Long-term liabilities held for distribution	-	343,688
Commitments and contingencies
Equity
Frontline Ltd equity	1,446,282	1,123,580
Non-controlling interest	61	323,770
Total equity	1,446,343	1,447,350
Total liabilities and equity	2,886,654	2,501,768

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2014 Oct-Dec	2015 Oct-Dec	CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2015 Jan-Dec	2014 Jan-Dec
		OPERATING ACTIVITIES
(123,932)	58,619	Net income (loss)	124,380	86,255
149,764	-	Net loss from discontinued operations	131,006	51,159
25,832	58,619	Net income from continuing operations	255,386	137,414
		Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
8,583	24,209	Depreciation and amortization of deferred charges	54,525	32,522
(1,993)	(12,493)	Gain on cancellation and sale of newbuilding contracts	(108,923)	(68,989)
-	-	Gain on sale of shares	-	(16,850)
(2,884)	-	Share of results from associated companies	(2,727)	(16,064)
711	(1,295)	Amortization of time charter contract value	816	2,822
-	9,369	Impairment loss on shares	10,507	-
2,729	63	Mark to market loss on derivatives	3,618	5,765
3,772	-	Dividends received from Avance Gas	4,101	7,052
(2,640)	-	Debt modification fee paid	-	(2,640)
260	545	Other, net	1,015	339
(15,986)	8,031	Change in operating assets and liabilities	(4,562)	(23,391)
1,667	-	Cash provided by operating activities of discontinued operations	(6,410)	661
20,051	87,048	Net cash provided by operating activities	207,346	58,641

		INVESTING ACTIVITIES
11,089	11,883	Refund of newbuilding installments and interest	58,793	173,840
(52,435)	(102,927)	Additions to newbuildings, vessels and equipment	(786,772)	(202,231)
6,400	3,588	Change in restricted cash	35,713	(35,800)
-	57,888	Sale of fixed assets	456,366	-
-	-	Sale proceeds received in advance	-	139,200
-	-	Net proceeds from sale of shares in associated company	-	57,140
-	87,443	Cash acquired on reverse acquisition	87,443	-
(88,320)	-	Cash used in investing activities of discontinued operations	(310,822)	(195,658)
(123,266)	57,875	Net cash (used in) provided by investing activities	(459,279)	(63,509)

		FINANCING ACTIVITIES
33,000	500,100	Proceeds from long-term debt	659,700	124,000
(9,352)	(390,080)	Repayment of long-term debt	(427,338)	(198,889)
-	(112,687)	Repayment of related party loan note	(112,687)	-
-	(5,491)	Repayment of capital leases	(5,491)	-
-	-	Debt fees paid	(485)	(500)
-	3,266	Lease termination receipt	3,266	-
-	-	Payment to acquire treasury shares	-	(50,397)
-	(39,214)	Dividends paid	(39,228)	(36,969)
56,819	-	Cash provided by financing activities of discontinued operations	141,775	116,819
80,467	(44,106)	Net cash provided by (used in) financing activities	219,512	(45,936)

(22,748)	100,817	Net change in cash and cash equivalents	(32,421)	(50,804)
35,038	-	Net change in cash balances included in held for distribution	61,144	(61,144)
223,511	163,707	Cash and cash equivalents at start of period	235,801	347,749
235,801	264,524	Cash and cash equivalents at end of period	264,524	235,801

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2015 Jan-Dec	2014 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	583,561,795	583,561,795
Effect of reverse acquisition	198,375,854	-
Balance at end of period	781,937,649	583,561,795
Balance at end of period (adjusted for reverse stock split)	156,386,506	116,712,369

SHARE CAPITAL
Balance at beginning of period	583,562	583,562
Effect of reverse acquisition	198,376	-
Balance at end of period	781,938	583,562

ADDITIONAL PAID IN CAPITAL
Balance at end of period	383,619	383,619
Effect of reverse acquisition	(113,934)	-
Gain attributable to change in non-controlling ownership	27,485	-
Stock dividend	(187,784)	-
Balance at end of period	109,386	383,619

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	-	-
Effect of reverse acquisition	474,129	-
Balance at beginning and end of period	474,129	-

OTHER COMPREHENSIVE LOSS
Balance at beginning of period	-	-
Other comprehensive loss	(383)	-
Balance at end of period	(383)	-

RETAINED EARNINGS
Balance at beginning of period	156,399	45,579
Net income	154,624	149,469
Cash dividend	(39,228)	(38,649)
Stock dividend	(190,583)	-
Balance at end of period	81,212	156,399

EQUITY ATTRIBUTABLE TO THE COMPANY	1,446,282	1,123,580

NON-CONTROLLING INTEREST
Balance at beginning of period	323,770	-
Arising at date of acquisition	-	386,984
Loss attributable to change in ownership	(27,485)	-
Net loss	(30,244)	(63,214)
Impact of de-consolidation	(265,980)	-
Balance at end of period	61	323,770

TOTAL EQUITY	1,446,343	1,447,350

FRONTLINE LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company's ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. On November 30, 2015, a wholly-owned subsidiary of the Company acquired Frontline 2012 Ltd, or Frontline 2012. Because this transaction is accounted for as a reverse acquisition, the financial statements included in this report for the period through November 30, 2015 are those of Frontline 2012. The financial statements reflect the reverse acquisition of the Company by Frontline 2012 for the period since November 30, 2015. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with Frontline 2012's annual financial statements as at December 31, 2014.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of Frontline 2012's annual consolidated financial statements for the year ended December 31, 2014.

3.	MERGER WITH FRONTLINE 2012

On July 1, 2015, the Company, Frontline Acquisition Ltd, or Frontline Acquisition, a newly formed and wholly-owned subsidiary of the Company, and Frontline 2012 entered into an agreement and plan of merger pursuant to which Frontline Acquisition and Frontline 2012 agreed to enter into a merger transaction, with Frontline 2012 as the surviving legal entity and thus becoming a wholly-owned subsidiary of the Company. The merger was completed on November 30, 2015 and shareholders in Frontline 2012 received shares in the Company as merger consideration. One share in Frontline 2012 gave the right to receive 2.55 shares in the Company and approximately 584 million shares were issued as merger consideration based on the total number of Frontline 2012 shares of 249.1 million less the treasury shares held by Frontline 2012 of 6.8 million and the 13.46 million Frontline 2012 shares held by the Company, both of which were cancelled upon completion of the merger. Following completion of the merger, existing shareholders in the Company and Frontline 2012 own approximately 25.4% and 74.6%, respectively, of the Company.

Prior to the merger, the Hemen Shareholder, a company indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, and certain of its affiliates, owned approximately 13% of the ordinary shares in Frontline, approximately 59% of the ordinary shares in Frontline 2012, and approximately 37% of the ordinary shares Ship Finance. Prior to the merger announcement, Ship Finance owned approximately 28% of the ordinary shares in Frontline. Following completion of the merger, the Hemen Shareholder and Ship Finance, own approximately 52% and 7%, respectively, of the Company's outstanding shares.

The merger of the Company and Frontline 2012 will be accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with Frontline 2012 selected as the acquirer for accounting purposes under this guidance. The factors that were considered in determining that Frontline 2012 should be treated as the accounting acquirer in the merger transaction were the relative voting rights in the combined company, the composition of the board of directors in the combined company and the controlling interest of the Hemen Shareholder, the relative sizes of Frontline and Frontline 2012, the composition of senior management of the combined company, the name of the combined company, the terms of exchange of equity interests and the continued stock exchange listings of the combined company. Management believes that the relative voting rights in the combined company, the composition of the board of directors in the combined company and the controlling interest of the Hemen Shareholder and the relative sizes of Frontline and Frontline 2012 were the most significant factors in determining Frontline 2012 as the accounting acquirer.

The following represents the purchase price calculation (in thousands, total amounts may not recalculate due to rounding):

Number of shares in thousands
Total number of Frontline 2012 shares	249,100
Cancellation of treasury shares	(6,792)
Cancellation of Frontline 2012 shares held by Frontline	(13,460)
Total number of Frontline 2012 shares	228,848
Frontline 2012 shares that would be issued to maintain combined company shareholdings (1)	77,794
Total number of Frontline 2012 shares if it was the legal acquirer	306,642

(1)	As Frontline 2012 shareholders own approximately 74.6% of the combined company, it is calculated that Frontline 2012 would issue approximately 77,794,000 shares in order to retain a 74.6% shareholding if it was the legal acquirer.

in USD thousands
Frontline 2012 shares that would be issued to maintain combined company shareholdings	77,794
Closing Frontline 2012 share price on November 30, 2015	$7.18
Total estimated purchase price consideration	$558,571

The following represents the calculation of the goodwill arising and the allocation of the total purchase price (in thousands, total amounts may not recalculate due to rounding):

in USD thousands
Total estimated purchase price consideration	558,571
Fair value of net assets acquired and liabilities assumed	(333,298)
Goodwill	225,273

Current assets	233,044
Vessels and equipment, net	132,712
Vessels held under capital lease, net	706,219
Favorable newbuilding contracts	16,523
Investment in finance lease, long term portion	41,468
Current liabilities	(191,377)
Non-current liabilities	(605,291)
Fair value of net assets acquired and liabilities assumed	333,298

4.	NEWBUILDINGS

As of December 31, 2015, the Company's newbuilding program comprised 14 LR2 newbuildings, 6 VLCC newbuildings and 8 Suezmax tanker newbuildings and the remaining commitments for the Company's 28 newbuilding contracts amounted to $1,453 million in the period 2016-2017.

5.	DEBT

In December 2015, subsidiaries of the Company signed a new $500.1 million senior, secured, term loan facility with a number of banks, which matures in December 2020 and carries an interest rate of LIBOR plus a margin of 190 bps. The proceeds of this new facility were used to refinance four existing bank facilities with an outstanding balance of approximately $378 million in aggregate and to repay outstanding amounts owed to Ship Finance of approximately $113 million. This facility is secured by 6 VLCCs and 6 Suezmax tankers. In addition, the margin on the $466.5 million term loan facility, financing 16 product tankers, was reduced to 190 bps.

6.	SHARE CAPITAL

The Company issued 12,191,291 new ordinary shares under the ATM program during the first quarter of 2015. In April 2015, the Company issued 12,900,323 new shares under the ATM program and in May 2015, the Company issued 5,941,251 new shares under the ATM program and the existing ATM program is fully utilized.

In June 2015, the Company issued 55.0 new million shares to Ship Finance in connection with the agreement to amend the terms of the current charter parties with Ship Finance.

On November 30, 2015, the Company completed a merger with Frontline 2012. Shareholders of Frontline 2012 received 583,561,795 shares (net of fractional shares that were cancelled) of the Company as merger consideration.

Taking into account the 1-for-5 reverse stock split that was agreed in January 2016, the Company had an issued share capital at December 31, 2015 of $156,386,506 divided into 156,386,506 ordinary shares (December 31, 2014: $116,712,359 divided into 116,712,359 ordinary shares).

7.	RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of the Company's principal shareholder, as the Company currently leases 14 of its vessels from Ship Finance and pays Ship Finance profit share based on the earnings of these vessels.

In March 2015, Frontline 2012 sold twelve special purpose companies ("SPCs"), each owning a fuel efficient 180,000 dwt Capesize dry bulk newbuilding, to Golden Ocean Group Limited ("Golden Ocean") and issued 31.0 million shares as consideration. Golden Ocean assumed $512.6 million in remaining newbuilding installments and acquired cash of $108.6 million on the purchase of the twelve SPCs.

In June 2015, the Company (prior to its merger with Frontline 2012) and Ship Finance agreed to amend the terms of the long term charter agreements for 17 vessels on charter from Ship Finance with an average remaining charter period of 7.7 years. The new agreement took effect from July 1, 2015. The general terms of the agreement are the following: new time charter rates for the VLCCs of $20,000 per day; new time charter rates for Suezmax tankers of $15,000 per day; new operating expenses for all vessels of $9,000 per day payable by Ship Finance; a new profit split of 50%/50% above the new time charter rates; and in connection with entering into the agreement the Company issued 55.0 million of its common shares to Ship Finance. The chartering counterparty will continue to be a subsidiary of the Company and in exchange for releasing the Company from its current guarantee obligation, a cash buffer of $34.0 million ($2.0 million per vessel) will be built up in the chartering counterparty. The new profit split arrangement started accruing from July 1, 2015 and is calculated and payable on a quarterly basis. Going forward, profit split payments will not be subject to the previous $50.0 million threshold. The consolidated income statement for the year ended December 31, 2015, which is included in this press release, does not reflect any profit split expense in the eleven months ended November 30, 2015 as the results in that period relate solely to Frontline 2012.

In August 2015, the Company (prior to its merger with Frontline 2012) agreed with Ship Finance to terminate the long term charter for the 1995-built Suezmax tanker Front Glory. The charter with Ship Finance terminated in September. The Company received a compensation payment of $2.2 million from Ship Finance for the termination of the charter. The consolidated income statement for the year ended December 31, 2015, which is included in this press release, does not reflect the gain on termination as the lease was terminated prior to the merger with Frontline 2012.

In September 2015, the Company (prior to its merger with Frontline 2012) agreed with Ship Finance to terminate the long term charter for the 1995-built Suezmax tanker Front Splendour, which has surveys due at the end of this year. The charter with Ship Finance terminated in October. The Company received a compensation payment of $1.3 million from Ship Finance for the termination of the charter. The consolidated income statement for the year ended December 31, 2015, which is included in this press release, does not reflect the gain on termination as the lease was terminated prior to the merger with Frontline 2012.

In November 2015, the Company (prior to its merger with Frontline 2012) agreed with Ship Finance to terminate the long term charter for the 1998-built Suezmax tanker Mindanao. The charter with Ship Finance terminated in December. The Company received a compensation payment of $3.3 million from Ship Finance for the termination of the charter. The consolidated income statement for the year ended December 31, 2015, which is included in this press release, does not reflect the gain on termination as it was taken into account in the fair valuation of the lease on November 30, 2015. After giving effect to these terminations, the vessels on charter from Ship Finance have been reduced to 12 VLCCs and two Suezmax tankers.

In November 2015, the Company entered into an agreement to purchase two 157,500 dwt Suezmax tanker newbuilding contracts from Golden Ocean at a purchase price of $55.0 million per vessel. The vessels are being built by New Times Shipbuilding Co. Ltd. in China, and have delivery dates in the first half of 2017.

In December 2015, the Company repaid balances owed to Ship Finance of approximately $113 million.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

8.	COMMITMENTS AND CONTINGENCIES

See note 4 Newbuildings.

9.	SUBSEQUENT EVENTS

A resolution was approved at the Company's Special Meeting of Shareholders on January 29, 2016 to effect a capital reorganization, with effect from February 3, 2016, for a 1-for-5 reverse stock split of the Company's ordinary shares and to reduce the Company's authorized share capital from $1,000,000,000 divided into 1,000,000,000 shares of $1.00 par value each to $500,000,000 divided into 500,000,000 shares of $1.00 par value each, of which 156,386,506 shares of $1.00 par value each are in issue and fully paid or credited as fully paid.

In January 2016, the Company took delivery of two LR2 tanker newbuildings, Front Ocelot and Front Cheetah.

In February 2016, the Company announced a cash dividend of $0.35 per share for the fourth quarter of 2015.